Exhibit 99.1

Nordic American Offshore Ltd. Announces Agreement to Extend Waiver Period

Hamilton, Bermuda—February 14, 2019—Nordic American Offshore Ltd. (the "Company" or "NAO") announced that it has reached an agreement with the lenders under the Company's $150,000,000 Revolving Credit Facility, dated March 16, 2015 (the "Credit Facility"), to extend the waiver of any financial covenants and the Minimum Total Market Value Covenant in the Credit Facility from February 6, 2019 until February 22, 2019.

Additionally, the Company has announced that it is reviewing the impairment calculation of its vessels as of December 31, 2018 and anticipates that the vessels will be written down to their current estimated market values.  The Company is continuing to review strategic options to fund its operations and reduce its current outstanding debt levels.

About Nordic American Offshore Ltd.

NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 modern harsh environment offshore supply vessels built with the latest technology available. From its operating offices in Norway and elsewhere, NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally. Additional information about the Company is available on the Company's website at www.nao.bm.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact Information:

Nordic American Offshore Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)

Web-site: www.nao.bm